PEARLMAN SCHNEIDER LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, Esq.	(561) 362-9595
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 362-9612

August 17, 2012

‘CORRESP’

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xtra-Gold Resources Corp. (the “Company”)
Registration Statement on Form S-4

Ladies and Gentlemen:

Contemporaneously with the filing of this correspondence, the Company has filed a registration statement on Form S-4 with the Securities and Exchange Commission relative to the change in domicile of the Company. This action, if approved by the Company’s stockholders at the special meeting, will not result in any change in the percentage of ownership interests of its stockholders in the Company. Please direct any comments the staff may have on this registration statement to the undersigned via email to jim@pslawgroup.net.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc: Xtra-Gold Resources Corp.